CF Lead Investor 1st Outreach - Accredited

Hi {{ contact.firstname }},

My colleague{{ placeholder._ }}let me know that you are interested in our current raise, but at an investment level below the minimum investment. I wanted to reach out to let you know that we are planning a crowdfunding campaign which would launch after the current raise and allow you to invest at a lower minimum. The crowdfunding raise is meant to be a way for our non-accredited audience to get involved but does not preclude investment from accredited investors.

At the ${{ placeholder.DollarAmount }} commitment level that you were looking to invest, you could be a good candidate to be our Lead Investor. Put simply, a lead investor for these campaigns is someone who believes in the company, demonstrates this confidence with an investment at or above the $20k mark, and becomes the signatory on behalf of all investors in the crowdfunding round.

If this sounds interesting, let me know and I will send you more information about the opportunity to be our lead investor.

Looking forward to hearing from you.

Best Regards,
Kevin

Disclaimer: We are testing the waters under Regulation CF. No money or other consideration is being solicited for our proposed Regulation CF offering at this time and if sent in to the Company will not be accepted. No offer to buy securities in a Regulation CF offering of the Company can be accepted and no part of the purchase price can be received until the Company's offering statement is filed with the SEC and only through a registered intermediary. Any such offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the filing with the SEC. Any indications of interest in the Company's offering involves no obligation or commitment of any kind.

CF Lead Investor 1st Outreach - Non-Accredited

Hi {{ contact.firstname }},

My colleague{{ placeholder._ }}let me know that you are interested in our current raise, but are not yet an accredited investor. I wanted to reach out to let you know that we are planning a crowdfunding campaign which would launch after the current raise and allow you to participate.

At the ${{ placeholder.DollarAmount }} commitment level that you were looking to invest, you could be a good candidate to be our Lead Investor. Put simply, a lead investor for these campaigns is someone who believes in the company, demonstrates this confidence with an investment at or above the $20k mark, and becomes the signatory on behalf of all investors in the crowdfunding round.

If this sounds interesting, let me know and I will send you more information about the opportunity to be our lead investor.

Looking forward to hearing from you.

Best Regards,
Kevin

Disclaimer: We are testing the waters under Regulation CF. No money or other consideration is being solicited for our proposed Regulation CF offering at this time and if sent in to the Company will not be accepted. No offer to buy securities in a Regulation CF offering of the Company can be accepted and no part of the purchase price can be received until the Company's offering statement is filed with the SEC and only through a registered intermediary. Any such offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the filing with the SEC. Any indications of interest in the Company's offering involves no obligation or commitment of any kind.

Wefunder Lead Investor Info

Hey {{ contact.firstname }},

Thanks again for your interest. Here is some additional information below, and a few basic questions so we can get to know you better. I'll let you get back to me to confirm if it is still something you'd like to pursue.

Basic Information on Lead Investors:
Wefunder FAQ - Lead Investor
https://help.wefunder.com/lead-investors/who-is-qualified-to-be-a-lead-investor
Choosing your lead investor. | Wefunder Blog | Wefunder, Home of the Community Round

Investor Background:

What is your professional background / have you ever been a founder (1-2 sentences)?

Do you have experience with online assets?
Are you an accredited investor (Net Worth > $1M, Annual Salary > $200k)?

Where are you from and where do you reside now?

Other Questions:

How did you hear about WebStreet?

Are you interested in the idea of investing directly into WebStreet?

How much would you be willing to invest and will you have this amount liquid in the next 30 days?

What makes the idea of investing directly into WebStreet exciting to you?

To be clear, this is not a solicitation for investment, rather it is an exploration of interest in the idea.

Please have a read through the links provided above and get back to me in the next few days to let me know if you are interested.

Do you have any questions for me?

Disclaimer: We are testing the waters under Regulation CF. No money or other consideration is being solicited for our proposed Regulation CF offering at this time and if sent in to the Company will not be accepted. No offer to buy securities in a Regulation CF offering of the Company can be accepted and no part of the purchase price can be received until the Company's offering statement is filed with the SEC and only through a registered intermediary. Any such offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the filing with the SEC. Any indications of interest in the Company's offering involves no obligation or commitment of any kind.

Regards,
{{ sender.firstname }}